Exhibit 1

[LOGO]   HAVAS

PRESS RELEASE

                                             Paris, November 4th, 2004 7.30 a.m.


               FOLLOWING ON FROM THE SUCCESS OF THE RIGHTS ISSUE,
       HAVAS ACCELERATES ITS ORGANIC GROWTH IN THIRD QUARTER 2004: +2.1%

      o This + 2.1 % is sharply up on previous quarters, after a first quarter + 0.7 % and second quarter + 0.5%

      o New Business is strong: billings of (euro)1,252 million in the first nine months of the year, up + 45% expressed in annual revenue

      o In the wake of a successful rights issue, the Group's debt ratio is one of the lowest in the industry

      o The Group confirms its objectives of a strong improvement in profits and positive organic growth for 2004


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1. The organic growth is strongly improved and positive for the third consecutive quarter

      >> Havas today announced revenue of (euro)338 million for third quarter 2004, representing organic growth of +2.1%. This performance reflects an improvement in the positive trend since the start of the year (+0.7% in Q1, +0.5% in Q2).

      >>    Breakdown by region

o     France remained strong for the first nine months of the year
o     Europe strongly accelerated its growth
o The trend in the USA showed a significant improvement over the second quarter, due to continued recovery of Marketing Services and strong performances from Arnold and MPG.
o Latin America and Asia Pacific maintained strong levels of activity in the third quarter.
o Only the United Kingdom showed a decline after a positive second quarter, mainly due to a change in seasonality

2. Excellent New Business over the first nine months

Net New Business(1) at end September stood at (euro)1,252 million in billings. Expressed in annual revenue, the growth is + 45% compared to the first nine months of 2004.

During the third quarter, Havas won three major global consumer advertising accounts: Advair (asthma treatment), Nicotinell (nicotine substitute) and Claritin (anti-allergic drug). In the USA, the group won the Rare Hospitality (restaurant franchise) and Delta Faucet accounts, plus an extension to the Fidelity budget (financial services), with a new assignment for Fidelity Investor Services.

In October, Sanofi Aventis appointed Havas as its second agency of record and thus becomes one of the Group's top five clients. The win includes all healthcare communication disciplines for Lovenox (prevention of thrombosis) and the diabetes drugs, Lantus and Apidra.

In the USA, the Group has won another key account: Vonage, the leading provider of Voice over Internet Protocol (VoIP) telephone services, has appointed Arnold Worldwide Partners and MPG its agencies of record in developing integrated communications to build up the brand. Also, in the USA, Arnold has just won the Polaris Industries budget (all terrain vehicles).

----------
(1) Net New Business reflects the estimated annual advertising budget of accounts won less the estimated annual advertising budget of accounts lost.


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3. Worldwide recognition of Havas creativity

The "Waterboy" campaign for Evian received yet another accolade at the Euro Effies ceremony held recently in Brussels. The campaign has also been ranked one of the world's top 5 by US magazine Creativity.
Meanwhile, Euro RSCG Prague was voted best agency of the year by AKA, the Czech advertising agency federation. Finally, Arnold Boston maintains its creative leadership, having been ranked one of the top three US agencies by Creativity magazine and voted best interactive agency by the WebAward Competition.

4. A strong financial situation

After the strategic reorganization, the return to positive organic growth from the first quarter and a good level of profitability in the first half, Havas has strengthened its financial situation in the third quarter 2004.

The success of the (euro)404 million capital increase, oversubscribed almost five times, has significantly reinforced Havas' financial structure: with a 2004 year end estimated net debt/EBITDA ratio of 1.4, the Group now has one of the lowest levels of net debt in the industry.

Commenting on these figures, Havas Chairman and CEO Alain de Pouzilhac, stated:
"I can only be delighted by the acceleration of our growth in the third quarter. It shows that the recovery that began almost one year ago is undisputable. With organic growth restored, significantly improved profitability, strong new business and the success of the rights issue, all the fundamentals of Havas are back on track and competitive. We are therefore confident in the group's capacity to achieve positive organic growth and a strong improvement in our profits for the year. This is in line with our commitments, despite having to remain cautious for the fourth quarter, particularly given Havas' current environment.
Our ambition, our team spirit and our willingness to constantly improve the way we do things provide the key to ensuring that in time, Havas delivers the results that will place it amongst the best in the industry. I have been able to measure the solidarity and team reactivity as well as the support and the proximity of our clients, particularly in the last few weeks. In a people business, this is the best guarantee for future success."


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About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 88 countries through its networks of agencies located in 45 countries and contractual affiliations with agencies in 43 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 15,000 people.
Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

Note: Except where otherwise indicated, EBITDA as used in this presentation means earnings before interest, taxes, depreciation and goodwill amortization but after associates and exceptional items.

Net New Business :

Net new business represents the estimated annual advertising budgets for new business wins (which includes new clients, clients retained after a competitive review, and new product or brand expansions for existing clients) less the estimated annual advertising budgets for lost accounts. Havas' management uses net new business as a measurement of the effectiveness of its client development and retention efforts. Net new business is not an accurate predictor of future revenues, since what constitutes new business or lost business is subject to differing judgments, the amounts associated with individual business wins and losses depend on estimated client budgets, clients may not spend as much as they budget, the timing of budgeted expenditures is uncertain, and the amount of budgeted expenditures that translate into revenues depends on the nature of the expenditures and the applicable fee structures. In addition, Havas' guidelines for determining the amount of new business wins and lost business may differ from those employed by other companies.

Contacts:

Communications:                        Peggy Nahmany
                                       Tel: +33 (0)1 58 47 90 73
                                       peggy.nahmany@havas.com

Investor Relations:                    Virginia Jeanson
                                       Tel: +33 (0)1 58 47 91 34
                                       virginia.jeanson@havas.com

                                       Catherine Francois
                                       Tel: +33 (0)1 58 47 91 35
                                       catherine.francois@havas.com

2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 9 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 171 518 765, 60 euros - 335 480 265 RCS Nanterre - APE 744 B


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APPENDIX 1: PERFORMANCE ANALYSIS


Q3 2004 ANALYSIS

Q3 2004 / Q3 2003
Performance by region

                                    -------------------------------------------
                                           Revenue
                                            Q3-04              Organic growth
                                     (in (euro) million)       Q3-04 vs Q3-03
-------------------------------------------------------------------------------
France                                        62                   + 1.1%
-------------------------------------------------------------------------------
Europe (exclud France & UK)                   57                  + 11.1%
-------------------------------------------------------------------------------
United Kingdom                                52                   - 1.9%
-------------------------------------------------------------------------------
North America                                135                   - 0.9%
-------------------------------------------------------------------------------
Asia-Pacific                                  16                   + 7.5%
-------------------------------------------------------------------------------
Latin America                                 16                   + 9.1%
-------------------------------------------------------------------------------
TOTAL                                        338                   + 2.1%
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ANALYSIS OF YTD SEPTEMBER 2004

9M 2004 / 9M 2003
Performance by region

                                    -------------------------------------------
                                           Revenue             Organic growth
                                            9M-04              9M-04 vs 9M-03
                                     (in (euro) million)
-------------------------------------------------------------------------------
France                                       209                   + 6.7%
-------------------------------------------------------------------------------
Europe (exclud France & UK)                  184                   + 5.4%
-------------------------------------------------------------------------------
United Kingdom                               169                   - 1.3%
-------------------------------------------------------------------------------
North America                                436                   - 3.6%
-------------------------------------------------------------------------------
Asia-Pacific                                  46                   + 6.1%
-------------------------------------------------------------------------------
Latin America                                 44                  + 11.8%
-------------------------------------------------------------------------------
TOTAL                                       1088                   + 1.1%
-------------------------------------------------------------------------------


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APPENDIX 2 -9M 2004 Organic growth

                                                                  (euro) million

1. 9M 2003 Revenue                                                         1,209
2. Exchange rate impact                                                     (49)
3. 9M 2003 at 9M 2004 exchange rates                                       1,160
4. Impact of companies closed or sold                                       (97)
5. Impact of acquisitions                                                     13
6. 9M 2003 at 9M 2004 exchange rates and scope                             1,076
7. 9M 2004 Revenue                                                         1,088
8. Organic growth                                                          +1.1%

At constant exchange rates, the decline is 6.2% ((euro)1,088 million for 9 M 2004 versus (euro)1,160 million for 9M 2003).
On an unadjusted basis, the decline is 10% ((euro)1,088 million for 9M 2004 versus (euro)1,209 million for 9M 2003).
With revenue of (euro)1,088 million for the 9M 2004, organic growth is +1.1%.

APPENDIX 3: DETAIL OF Q3 2004 NET NEW BUSINESS

Regional or local advertising
North America: Rare Hospitality, Delta Faucet, Advair, Claritin, Nicotinell, FIIS, Polaroid (new product), Canadian Blood Service
Europe: COI (UK), ON line Bank (Italy), Point S (France), Novia Oy (Sweden)
APAC: Peugeot (China), NSW (Australia)
Latin America: Munecas Bratz

Marketing Services
USA: Countrywide Financial, Sprint, Berkeley Nutraceuticals, Inclover, Mind
Share
Europe: Oxfam (UK), Penauille (France)

Media
USA: Goodyear, Citizenbank, Delta Faucet
Europe: Ayto Madrid, Grupo Breil, Daitsu (Spain), Mothercare (UK), Cofidis (Portugal)


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